

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Sally J. Rau
General Counsel
Cambium Networks Corp
3800 Golf Road, Suite 360
Rolling Meadows, Illinois 60008

  Re: Cambium Networks Corp
    Registration Statement on Form S-3
    Filed May 7, 2021
    File No. 333-255851

Dear Mr. Rau:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Effie Simpson at (202) 551-3346 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Martin Wellington